Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Allotment of Ordinary Shares of the face value of Rs.2 each (the “Ordinary Shares”) and Convertible Warrants (“Warrants”) by Tata Motors Limited (the “Company”) to Tata Sons Private Limited under the provisions of Chapter V of the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018 and Sections 42 and 62 of the Companies Act, 2013, including the rules made thereunder (the “Preferential Allotment”)

Mumbai, December 5, 2019: This has reference to our filings dated October 18, 2019, October 25, 2019 and November 25, 2019 respectively with respect to issuance of Ordinary Shares and Warrants to the Promoter of the Company, i.e. Tata Sons Private Limited, on a preferential basis.

In accordance with Regulation 30 read with Schedule III of the of the Securities and Exchange Board of India (Listing Obligations and Disclosure) Regulations, 2015, we hereby inform you that the Allotment Committee authorized by the Board of Directors of the Company has at their Meeting held today, approved allotment of 20,16,23,407 Ordinary Shares at a price of Rs.150 each and  23,13,33,871 Warrants, each Warrant carrying a right to subscribe to one Ordinary Share per Warrant, at a Warrant price of Rs.150 per warrant, on preferential basis to Tata Sons Private Limited.

Pursuant to allotment of the Ordinary Shares, the paid-up share capital of the Company stands increased from Rs.67,91,702,130 to Rs.71,94,948,944.

The meeting of the Allotment Committee of the Board of Directors commenced at 5:00 p.m. and concluded at 5:10 p.m.

This is for your information and records.

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.